

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Axel Merk
President and Chief Investment Officer
VanEck Merk Gold Trust
c/o Merk Investments LLC
1150 Chesnut Street
Menlo Park, California 94025

      Re: VanEck Merk Gold Trust
          Forms 10-K and 10-K/A for the Fiscal Year Ended January 31, 2023
          File No. 001-36459

Dear Axel Merk:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets